Exhibit 12.7

Potomac Electric Power Company
Ratio of Earnings to Fixed Charges
	Years Ended December 31,
(In millions, except ratios)	2013	2014	2015	2016	2017
Pre-tax income from continuing operations	235	264	289	83	310
Less: Capitalized interest	(1)	(2)	(1)	(10)	(12)
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	234	262	288	73	298
Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	114	121	130	137	131
Interest component of rental expense(a)	7	7	7	3	4
Total fixed charges	121	128	137	140	135
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	355	390	425	213	433
Ratio of earnings to fixed charges	2.9	3.0	3.1	1.5	3.2
__________

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.